FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 18 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement in English with respect to its first quarterly report of 2002. Pg. 3

華能國際電力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

First Quarterly Report of 2002

Pursuant to the regulations of China Securities Regulatory Commission, Huaneng Power International, Inc. (the Company) is required to publish quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

I. Important Notes

The Directors of the Company declare that the information contained in this report does not contain any false or misleading statements or representations, or material omission. The Directors collectively and individually accept responsiblity as to the authenticity, accuracy and completeness of the contents of this report.

The financial information of this first quarterly report of 2002 is unaudited.

II. Corporate Profile

1.	Company s name (in Chinese):	華能國際電力股份有限公司
	Abbreviation in Chinese:	華能國際
	Company s name (in English):	Huaneng Power International, Inc.
	Abbreviation in English:	HPI
2.	Legal representative:	Li Xiaopeng
3.	Company Secretary:	Huang Long

	Correspondence address:	West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing
	Telephone number:	010-6649 1999
	Fax number:	010-6649 1888
	E-mail:	huangl@hpi.com.cn
	Securities Representative:	Gu Biquan
	Correspondence address:	West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing
	Telephone number:	010-6649 1851
	Fax number:	010-6649 1860
	E-mail:	gbq@hpi.com.cn
4.	Registered address of the Company:	West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing
	Address of Company s office:	West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing
	Postal code:	100031
	Company s website:	http://www.hpi.com.cn
	Company s e-mail:	ir@hpi.com.cn

zqb@hpi.com.cn

5. Newspapers for information disclosure:

PRC:	China Securities Journal, Shanghai Securities Journal
Hong Kong:	Wen Wei Po, South China Morning Post
Website designated by China Securities Regulatory Commission for publishing of quarterly report:	http://www.sse.com.cn
Depositary of the quarterly report:	West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing

6. Place of Listing:

1. Shanghai Stock Exchange

Stock Abbreviation:	華能國際
Stock Code:	600011

2. The Stock Exchange of Hong Kong Limited

Stock Code:	902

3. The New York Stock Exchange, Inc.

Ticker Symbol:	HNP

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III. Shareholdings of substantial shareholders

1. In November 2001, the Company placed 3,395,000 A shares to certain funds, and the listing and trading of such shares commenced on 6th March 2002. Save and except for this, there is no change in the capital structure of the Company during the reporting period of this quarterly report.

Details of aforesaid changes are set out below.

(000 shares)

		Before the change	Change	After the change
I	Non-listed tradable shares			
(1)	State-owned legal person shares	4,231,000		4,231,000
(2)	Legal person shares	19,000		19,000
(3)	Shares placed to strategic investors	100,000		100,000
(4)	Shares placed to securities investment funds	3,395	(3,395)	0
	Total of non-listed tradable shares	4,353,395	(3,395)	4,350,000
II	Listed tradable shares			
(1)	Domestic listed shares	146,605	3,395	150,000
(2)	Overseas listed shares	1,500,000		1,500,000
	Total of listed tradable shares	1,646,605	3,395	1,650,000
TOTAL		6,000,000		6,000,000

2. Shareholdings of largest shareholders at the end of the reporting period

As at 31st March 2002, the 10 largest shareholders of the Company and their respective shareholdings are as follows:

No.	Name of shareholders	Change of shareholding (shares)	Shareholding (No. of shares)	Shareholding (%)	Type of shares held	Remark
1.	Huaneng International Power Development Company		2,554,840,000	42.58	State-owned legal person shares	
2.	Hebei Provincial Construction Investment Company		452,250,000	7.54	State-owned legal person shares	*
3.	Fujian International Trust & Investment Company		334,850,000	5.58	State-owned legal person shares	*
4.	Jiangsu Province International Trust & Investment Company		312,375,000	5.21	State-owned legal person shares	*
5.	Liaoning Energy Corporation		229,685,000	3.83	State-owned legal person shares	*
6.	Dalian Municipal Construction Investment Company		226,125,000	3.77	State-owned legal person shares	*
7.	Newton Investment Management, Ltd.	22,715,280	106,394,880	1.77	Foreign shares	
8.	Nantong Investment Management Centre		67,875,000	1.13	State-owned legal person shares	
9.	Shangdong Province International Trust & Investment Company		50,000,000	0.83	Public shares	Strategic investors agreed to hold such shares till 5th June 2002.
10.	Shantou Electric Power Development Company		46,500,000	0.78	State-owned legal person shares	* The holder has pledged the 46,500,000

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shares held by it.

Notes:

1. Pursuant to the Promoter Agreement entered among Huaneng International Power Development Company (HIPDC) and the local investment companies (or their predecessors) with * above on 31st May 1994, such local investment companies assigned their respective voting rights in the Company to HIPDC. As such, these shareholders are deemed to be associates of HIPDC.

2. Pursuant to a mortgage loan agreement entered into between Shantou Electric Power Development Company and China Construction Bank (Shantou Branch) on 31st December 1995, Shantou Electric Power Development Company mortgaged the 46,500,000 shares in the Company to China Construction Bank (Shantou Branch) for obtaining an one-year loan of RMB20,000,000 (from 31st December 1995 to 30th December 1996). Such loan has been renewed for several times subsequently. On 20th December 1999, China Construction Bank (Shantou Branch) transferred all its interest under the mortgage loan agreement to China Xinda Asset Management Company. Currently, the Company s shares held by Shantou Electric Power Development Company are still pledged. Save and except for those owned by Shantou Electric Power Development Company, none of other domestic legal person shares are pledged or mortgaged.

3. Controlling shareholder of the Company

HIPDC is the controlling shareholder of the Company, holding 42.58% of the share capital of the Company.

IV. Operating results of the Company

1. Operating results

In accordance with the 2002 operating target, the Company made efforts to improve its corporate governance structure and standardized the operations of the Company. With the support of investors and the leadership of the Board of Directors, the Company focused on market orientation, efficiency as well as strengthened internal management, innovated the operating mechanisms, and achieved the quarterly production and operation objectives. During the first quarter of 2002, the operating revenues and net profit of the Company were Rmb 3,853 million and Rmb 794 million, respectively.

2. The principal investments of the Company

(a) *Utilization of A share listing proceeds during the reporting period*

As at 1st January 2002, the balance of A share listing proceeds was Rmb 1.165

billion. As stated in the A share prospectus, all the amount has been used for the repayment of the loans matured in the first quarter of 2002.

(b) *Significant investments during the reporting period which was not financed by A share listing proceeds*

During the first quarter of 2002, the Dezhou Power Plant Phase III 2x660 MW construction project was progressing as scheduled.

3. **Brief analysis of operating results and financial position**

(a) *Operating results*

Table one

As the Company did not prepare its quarterly announcement in 2001, comparative financial data were not provided for the same period of last year.

(Amounts expressed in thousands of Rmb)

Description	**For the three months period ended 31st March 2002**
Operating revenue	3,852,626
Profit from principal activities	1,168,958
Net profit	794,363

Table two

(Amounts expressed in thousands of Rmb)

	For the three months period ended 31st March 2002		For the year ended 31st December 2001		
Description	**Amount**	**Percentage over profit before taxation and minority interests**	**Amount**	**Percentage over profit before taxation and minority interests**	**Increase or decrease percentage**
Profit from rincipal ctivities	1,168,958	122.27%	5,457,432	123.40%	(0.92%)
Profit from ther perations	433	0.05%	(529)	0.01%	278.62%
General and dministrative xpenses and inancial xpenses, net	(209,015)	21.86%	(1,018,614)	23.03%	(5.08%)
Investment loss) income	(3,518)	0.37%	19,290	0.44%	(15.64%)
Subsidy ncome	--	0.00%	–	0.00%	0.00%
Non-operating xpenses, net	(780)	0.08%	(35,064)	0.79%	(89.71%)

During the reporting period, no significant seasonal revenue or expenses occurred.

During the reporting period, no significant non-recurring income or expenses occurred.

(b) *Financial position*

Table one

(Amounts expressed in thousands of Rmb)

	31st March 2002		31st December 2001		
Description	Amount	Percentage over total assets	Amount	Percentage over total assets	Increase or decrease percentage
Cash and ash quivalents	7,930,824	16.97%	2,173,136	4.60%	268.91%
Accounts eceivable	1,643,512	3.52%	1,254,941	2.66%	32.33%
Inventories	781,117	1.67%	739,458	1.57%	6.37%
Short-term nvestments	45	0.00%	6,225,172	13.18%	(100.00%)
Total fixed ssets	37,172,347	79.52%	37,672,196	79.76%	(0.30%)
Intangible ssets	(1,495,351)	3.20%	(1,553,456)	3.29%	(2.74%)
Accounts ayable	463,069	0.99%	365,044	0.77%	28.57%
Short-term oans	--	0.00%	40,000	0.08%	(100.00%)
Share apital	6,000,000	12.84%	6,000,000	12.70%	1.10%
Capital urplus	10,259,449	21.95%	10,259,449	21.72%	1.06%

Notes:

1. During the reporting period, there was no significant change of the financial position of the Company.

   (1) The fluctuation of cash and cash equivalents was mainly because of the reclassification of time deposit of three months to one year from short-term investments to cash and cash equivalents ;

   (2) The percentage of accounts receivable over total assets had no material fluctuation;

   (3) The fluctuation of short-term investments was mainly because of the reclassification of time deposit of three months to one year from short-term investments to cash and cash equivalents ;

   (4) The percentage of accounts payable over total assets had no material fluctuation;

   (5) The decrease of the short-term loans was due to the repayment of all the matured short-term loans in the first quarter of 2002;

2. There was no significant financing or capital borrowing occurred during the reporting period.

3. There was no significant overdue debts occurred during the reporting period.

4. There was no significant related party transactions during the reporting period.

(c) *Contingencies and subsequent events*

(1) There was no significant litigation or arbitration occurred during the reporting period;

(2) There was no significant guarantee occurred during the reporting period;

(3) There was no significant subsequent events occurred during the reporting period;

(4) In addition to the PRC annual report of 2001, the Company has recently posted its audited financial statements prepared in accordance with the

International Financial Reporting Standards on the website of Shanghai Stock Exchange. Investors may visit such website for such information (website for Shanghai Stock Exchange for disclosure of information: http://www.sse.com.cn).

(5) Other matters

(i) Summary of the scheme for power industry reform announced by the State Development Planning Commission

On 11th April 2002, the State Development Planning Commission announced the master plan for the power industry reform, which would be carried out in different phases under the unified leadership of the State Council. It is anticipated that various main tasks of enterprise restructuring will be completed within this year.

The guiding ideology of the power industry reform is: to capitalise and learn from the experience of both domestic and overseas power industry reforms by following the spirit of the Fifteenth National People s Congress and the Fifth Plenary Session of Fifteenth Congress of the Communist Party of China; to follow the development patterns of the power industry in accordance with the State s policy; to fully explore the fundamental functions of resources allocation in the market; to expedite the perfection of the modern enterprise system and promote the transformation of the internal operating mechanism of power enterprises; and to establish a power system compatible with socialist market economy.

The overall objectives of the reform are: to break down the monopoly, introduce competitions, enhance efficiency, lower costs, perfect the tariff mechanism, optimise resources allocation, enhance power development, promote nation-wide grid interconnection and establish a government regulated power market system with separation between administration functions and enterprises, fair competitions, orderly opening and sound development.

Main tasks of the power system reform during the Fifteen period are: to implement the separation of power plants and power grids, restructure the power generating and power grid enterprises, to introduce competitive bidding of power sales, to establish the power market operating rules and government regulatory systems, to preliminarily establish a regional power market with free competitions, to implement a new tariff mechanism; to formulate the environmental price discounting standards for power generation so as to encourage the development of clean power generating mechanisms; to launch pilot work for the direct supply of electricity from power generating enterprises to major consumers, to change the situation of exclusive power purchase by power grid enterprises; to continue to promote reforms of power management system in rural areas.

(ii) Anticipated major impact of the power industry reform on the Company:

With the deepening reforms and expedited development of the power industry, a more open, fair and impartial power market will gradually be established. The increase in power demand will bring development opportunities to the power generating enterprises. Technological advancement will bring about the gradual improvement of the power generating technology, thus enhancing efficiency and adherence to environmental requirements. Important projects such as the West-East gas transmission project and reconstruction of urban and rural power grids will contribute to opening up of the the national power market. All the above will be beneficial to the development of the Company.

V. Unaudited Financial Statements

1. Financial Statements

Condensed Consolidated Balance Sheet
As at 31st March 2002

Prepared by: Huaneng Power International, Inc. and its subsidiaries
(Amounts expressed in thousands of Rmb)

Description	31st March 2002	31st December 2001
Total current assets	10,741,726	10,784,380
Long-term investments	240,762	247,828
Fixed assets, net	32,609,007	33,423,515
Total fixed assets	37,172,347	37,672,196
Total intangible and other assets	(1,407,740)	(1,474,695)
Total assets	46,747,095	47,229,709
Total current liabilities	9,116,947	10,042,122

Total non-current liabilities	9,226,989	9,575,762
Total liabilities	18,343,936	19,617,884
Minority interests	483,232	486,261
Total shareholders equity	27,919,927	27,125,564
Total liabilities and shareholders equity	46,747,095	47,229,709

Condensed Consolidated Income Statement
For the three months period ended 31st March 2002

Prepared by: Huaneng Power International, Inc. and its subsidiaries
(Amounts expressed in thousands of Rmb)

Description	For the three months period ended 31st March 2002
1. Operating revenue	3,852,626
2. Profit from principal activities	1,168,958
3. Profit from other operations	433
4. General and administrative expenses and financial expenses, net	(209,015)
5. Investment loss	(3,518)
6. Non-operating expenses, net	(780)
7. Taxation	(152,565)
8. Net profit	794,363

2. **Notes to the Condensed Financial Statements**

(a) Compared with the annual report, the accounting policies, accounting estimates and the principle of consolidation adopted by the Company have no material changes in the period;

(b) The accounting policies adopted by the Company in preparing the quarterly financial statements have no material changes compared with those adopted in the annual report;

(c) There was no unconsolidated subsidiary which should be consolidated into the financial statements.

VI. **Documents for inspection**

1. A copy of this quarterly report signed by the Chairman.

2. A copy of financial statements signed by the Company's legal representative, the chief financial officer, and the accounting supervisor.

3. The originals of the documents and announcements which have been published in the newspapers designated by China Securities Regulatory Commission during the reporting period.

Huaneng Power International, Inc.
Li Xiaopeng
Chairman
26th April 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ______________

Name: Wang Xiaosong
Title: Vice Chairman

Date: Apr. 30, 2002